UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

NuPathe Inc.

(Name of Subject Company)

NuPathe Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67059M100

(CUSIP Number of Class of Securities)

Michael F. Marino, Esq.
Senior Vice President, General Counsel and Secretary
NuPathe Inc.
7 Great Valley Parkway, Suite 300
Malvern, Pennsylvania 19355
(610) 232-0800
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Michael N. Peterson, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
(215) 963-5000

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of NuPathe Inc. (the “Company”) by DM Merger Sub Inc., a Delaware corporation (“Merger Sub”), an indirect, wholly owned subsidiary of Endo Health Solutions Inc., a Delaware corporation (“Parent”), pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated December 15, 2013, by and among Parent, Merger Sub and the Company:

Exhibit A - Joint Press Release issued by the Company and Parent, dated December 16, 2013.

Exhibit B - Questions and Answers, dated December 16, 2013.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER DESCRIBED IN THIS DOCUMENT HAS NOT YET COMMENCED. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE COMPANY.

At the time the offer is commenced, Parent will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of the Company at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

COMPANY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Safe Harbor Statement

Statements incorporated by reference in this document contain information that includes or is based on “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are based on current expectations of future events. Also, statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may” or similar expressions are forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Parent’s and the Company’s expectations and projections. Risks and uncertainties include the degree to which, if any, that the transaction will be accretive to Parent, whether any of the net sales milestones for ZECUITY will be achieved, the satisfaction of closing conditions for the acquisition, including any required clearance under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of certain other regulatory approvals for the transaction, the tender of a majority of the outstanding shares of common stock of the Company on a fully-diluted basis, and the possibility that the transaction will not be completed; general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. A further list and description of these risks, uncertainties and other factors can be found in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 1, 2013, and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, filed with the SEC on November 5, 2013 and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 as filed with the SEC on March 27, 2013 and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, filed with the SEC on November 14, 2013, as well as the tender offer documents to be filed by Parent and Merger Sub, and the Solicitation/Recommendation Statement to be filed by the Company. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.endo.com, www.nupathe.com or on request from Parent or the Company. Neither Parent nor the Company undertakes to update any forward-looking statements as a result of new information or future events or developments.

2

Exhibit A

For Immediate Release

CONTACT:

Investors/Media:	Investors:
Blaine Davis	Jonathan Neely
(484) 216-7158	(484) 216-7158

Media:
Brian O’Donnell
(484) 216-6726

Endo to Acquire Specialty Pharmaceutical Company NuPathe

•                  Accretive transaction furthers Endo’s transformation into leading specialty healthcare company

•                  Builds on Endo’s leadership in pain management through addition of ZECUITY® (sumatriptan iontophoretic transdermal system), the first and only FDA approved patch to treat migraine

•                  Proven Endo branded pharmaceuticals commercial team to execute ZECUITY  launch, expected in first half 2014

MALVERN, Pa. — Dec. 16, 2013 — Endo Health Solutions (Nasdaq: ENDP) today announced it has entered into a definitive agreement under which Endo will acquire NuPathe Inc. (Nasdaq: PATH) for $2.85 per share in cash, or approximately $105 million.  In addition to the upfront cash payment, NuPathe shareholders will receive rights to receive additional cash payments of up to $3.15 per share if specified net sales of NuPathe’s migraine treatment ZECUITY are achieved over time.  Endo expects meaningful cost synergies from the transaction, which is expected to be accretive to Endo’s adjusted diluted earnings per share within the first 12 months of closing.

ZECUITY, which was approved by the U.S. Food and Drug Administration (FDA) in January 2013 for the acute treatment of migraine with or without aura in adults, is the first and only FDA-approved prescription migraine patch.  ZECUITY is a disposable, single-use, battery-powered transdermal patch that actively delivers sumatriptan, the most widely prescribed migraine medication, through the skin. ZECUITY provides relief of both migraine headache pain and migraine-related nausea (MRN).  ZECUITY was approved based upon an extensive development program with phase 3 trials that included 793 patients using nearly 10,000 ZECUITY patches.  In these trials, ZECUITY demonstrated a favorable safety profile and was effective at relieving migraine headache pain and migraine-related nausea two hours after patch activation.

“The acquisition of NuPathe enhances our branded pharmaceutical portfolio and is well aligned with our strategy of acquiring late-stage products for commercialization,” said Rajiv De Silva, president and CEO of Endo.  “We’re excited about the opportunity to launch ZECUITY, a treatment that could be an option for millions of migraine patients, including those with migraine-related nausea.  Following the close of the deal, we plan to launch ZECUITY in the first half of 2014 by leveraging our existing commercial expertise in pain and migraine management and the current infrastructure of our branded pharmaceuticals business overall.”

Armando Anido, chief executive officer of NuPathe, stated, “Our team has worked very hard to develop products that we believe will provide significant clinical advantages over current treatments for patient populations facing diseases of the central nervous system. We believe this acquisition by Endo will increase the potential for ZECUITY to make a meaningful difference for patients we have worked so hard to serve.”

Under the terms of the merger agreement, an affiliate of Endo will promptly commence a tender offer to acquire all of the outstanding shares of NuPathe’s common stock for $2.85 per share in cash and the right to receive contingent cash consideration payments of up to $3.15 per share if specified net sales milestones for NuPathe’s migraine treatment ZECUITY are achieved.  The contingent cash consideration payments will not be publicly traded.  The contingent cash consideration payments can be summarized as follows:

•                  $2.15 per share if net sales of ZECUITY exceed $100 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of ZECUITY; and

•                  An additional $1.00 per share if net sales of ZECUITY exceed $300 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of ZECUITY.

The affiliate of Endo that consummates the tender offer will enter into a separate Contingent Cash Consideration Agreement with American Stock Transfer & Trust Company as Paying Agent to provide for the payment of the contingent cash consideration payments.  The stockholders of NuPathe will be third party beneficiaries under this agreement.  Pursuant to the terms of the Contingent Cash Consideration Agreement, Endo will guarantee the obligations of its affiliate to make the contingent cash consideration payments.

Following the successful completion of the tender offer, Endo will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price and the obligation to make the same contingent cash consideration payments as was deliverable to those stockholders tendering their shares in the tender offer.  The tender offer and withdrawal rights are expected to expire at 12:00 midnight, New York City time on the 20th business day after the launch of the tender offer, unless extended in accordance with the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission.

The consummation of the tender offer is subject to various conditions, including a minimum tender of a majority of outstanding NuPathe shares on a fully diluted basis, the expiration or termination of any applicable waiting periods under applicable competition laws, and other customary conditions.  The board of directors of NuPathe unanimously approved the transaction.

The transaction is expected to be completed in early 2014.

Skadden Arps is acting as a legal advisor to Endo.  MTS Securities, LLC, an affiliate of MTS Health Partners, LP, is acting as financial advisor and rendered a fairness opinion to NuPathe, and Morgan, Lewis & Bockius LLP is acting as legal advisor to NuPathe.

About ZECUITY

ZECUITY is indicated for the acute treatment of migraine with or without aura in adults. ZECUITY is a single-use, battery-powered patch applied to the upper arm or thigh during a migraine. Following application and with a press of a button, ZECUITY initiates transdermal delivery (through the skin), bypassing the gastrointestinal tract. Throughout the four-hour dosing period, the microprocessor within ZECUITY continuously monitors skin resistance and adjusts drug delivery accordingly to ensure delivery of 6.5 mg of sumatriptan, the most widely prescribed migraine medication, with minimal patient-to-patient variability. ZECUITY is a registered trademark of NuPathe Inc.

Important Safety Information

Patients should not take ZECUITY if they have heart disease, a history of heart disease or stroke, peripheral vascular disease (narrowing of blood vessels to your legs, arms, stomach or kidney), transient ischemic attack (TIA) or problems with blood circulation, uncontrolled blood pressure, migraines that cause temporary paralysis on one side of the body or basilar migraine, Wolff-Parkinson-White syndrome or other disturbances of heart rhythm. Very rarely, certain people, even some without heart disease, have had serious heart-related problems after taking triptans like ZECUITY.

Patients should not use ZECUITY if they have taken other migraine medications such as ergotamine medications or other triptans in the last 24 hours or if they have taken monoamine oxidase-A (MAO-A) inhibitors within the last 2 weeks.

Patients should not use ZECUITY during magnetic resonance imaging (MRI).

Patients should not use ZECUITY if they have an allergy to sumatriptan or components of ZECUITY or if they have had allergic contact dermatitis (ACD) following use of ZECUITY. If patients develop ACD, they should talk to their healthcare provider before using sumatriptan in another form.

ZECUITY, like other triptans, may be associated with a potentially life-threatening condition called serotonin syndrome, mainly when used together with certain types of antidepressants including serotonin reuptake inhibitors (SSRIs) or serotonin norepinephrine reuptake inhibitors (SNRIs).

Patients should tell their healthcare provider before using ZECUITY if they have heart disease or a family history of heart disease, stroke, high cholesterol or diabetes; have gone through menopause; are a smoker; have had epilepsy or seizures or if they are pregnant, nursing or thinking about becoming pregnant.

The most common side effects of ZECUITY are application site pain, tingling, itching, warmth and discomfort. Most patients experience some skin redness after removing ZECUITY. This redness typically goes away in 24 hours.

Go to www.zecuity.com for Full Prescribing Information, Patient Information and Instructions for Use.

About Endo

Endo Health Solutions Inc. is a U.S.-based specialty healthcare company with four distinct business segments that are focused on branded and generic pharmaceuticals, devices and services and provide quality products to its customers while improving the lives of patients. Through its operating companies - AMS, Endo Pharmaceuticals, HealthTronics and Qualitest - Endo is dedicated to finding solutions for the unmet needs of patients.

About NuPathe

NuPathe Inc. is a specialty pharmaceutical company focused on innovative neuroscience solutions for diseases of the central nervous system including neurological and psychiatric disorders.

Forward-Looking Statements

This press release contains information that includes or is based on “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are based on current expectations of future events. Also, statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may” or similar expressions are forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Endo’s and NuPathe’s expectations and projections. Risks and uncertainties include the degree to which, if any, that the transaction will be accretive to Endo, whether Endo will be able to launch ZECUITY on schedule, whether any of the net sales milestones for ZECUITY will be achieved, the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of certain other regulatory approvals for the transaction, the tender of a majority of the outstanding shares of common stock of NuPathe, and the possibility that the transaction will not be completed; general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. A further list and description of these risks, uncertainties and other factors can be found in Endo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission (SEC) on March 1, 2013, and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, filed with the SEC on November 5, 2013 and NuPathe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 as filed with the SEC on March 27, 2013 and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, filed with the SEC on November 14, 2013, as well as the tender offer documents to be filed by Endo, and the Solicitation/Recommendation Statement to be filed by NuPathe. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.endo.com, www.nupathe.com or on request from Endo or NuPathe. Neither Endo nor NuPathe undertakes to update any forward-looking statements as a result of new information or future events or developments.

About the Tender Offer

THE TENDER OFFER DESCRIBED IN THIS DOCUMENT HAS NOT YET COMMENCED. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NUPATHE.

At the time the offer is commenced, an affiliate of Endo will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and NuPathe will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of NuPathe at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

Additional Information and Where to Find It

In addition to the Solicitation/Recommendation Statement, NuPathe files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange

Commission. You may read and copy any reports, statements or other information filed by NuPathe at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.

Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. NuPathe’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at www.sec.gov.

Exhibit B

Endo/NuPathe Q&A

December 16, 2013

Transaction Terms, Timelines and Process

1.              What is the form of the merger?

•                  Tender offer followed by a merger of NuPathe and a wholly-owned subsidiary of Endo.

2.              What was the acquisition price?

•                  The initial consideration paid by Endo to NuPathe shareholders is $2.85 per share in cash or approximately $105 million.

•                  In addition to the cash payment, NuPathe shareholders will receive rights to receive contingent cash consideration payments if specified net sales milestones for  ZECUITY are achieved over time.

•                  The contingent cash consideration payments can be summarized as follows:

i.      $2.15 per share if net sales of ZECUITY exceed $100 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of ZECUITY; and;

ii.   An additional $1.00 per share if net sales of ZECUITY exceed $300 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of ZECUITY.

3.              Are the sales milestones based on gross or net sales?

•                  Net sales of ZECUITY.

4.              What was the premium on the stock?

•                  The up-front cash consideration is a 24% premium compared to NuPathe’s Friday closing price. [23.9%]

•                  The up-front cash consideration is a 40% premium compared to NuPathe’s 30-day VWAP. [39.5%]

•                  The up-front cash consideration is a 46% premium compared to NuPathe’s 60-day VWAP. [45.9%]

•                  The up-front cash consideration is a 41% premium compared to NuPathe’s 90-day VWAP. [40.7%]

5.              When do you expect the acquisition to close?

•                  We expect to close the acquisition in early 2014.

6.              Was the NuPathe board vote unanimous?

•                  Yes

7.              Do you need to have a shareholder vote?

•                  No, the transaction is structured as a two-step merger.

i.      In the first step, Endo’s wholly-owned subsidiary will make a tender offer for all of the outstanding shares of NuPathe common stock.  The tender offer will remain open for at least 20 business days and is subject to the satisfaction or waiver of certain conditions.

ii.   Following successful completion of the tender offer, Endo will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price and the obligation to make the same contingent cash consideration payments as was deliverable to those stockholders tendering their shares in the tender offer.

8.              Do shareholders have any appraisal rights with respect to the transaction?

•                  Yes, shareholders who properly exercise their appraisal rights under Section 262 of the DGCL will not have the right to receive the merger consideration, and will only be entitled to receive payment of the appraised value of their shares in accordance with the provisions of such Section 262.

9.              Have your major shareholders committed to vote for the acquisition?

•                  Our board unanimously approved this transaction.

•                  The tender offer documents, to be filed with the Securities and Exchange Commission (SEC), will contain detailed information concerning the terms of the transaction and the details of the strategic process undertaken by the NuPathe board over the last few months and its rationale and reasons for approving the transaction.

10.       Is there a break-up fee?

•                  Yes, NuPathe is obligated to pay Endo $5 million if the acquisition is not completed in certain situations.

11.       Is antitrust review expected?

•                  The parties do not presently expect that the transaction will be subject to customary regulatory conditions, but in case it becomes subject to it, the parties have provided that the tender offer will be contingent upon the expiration or termination of the waiting period thereunder.

12.       How are outstanding NuPathe warrants being treated?

•                  They will be treated pursuant to their terms noting the $7.45 warrants were amended .

•                  Prior to close, warrant holders may exercise their warrants for NuPathe common stock to tender in the transaction.

•                  Post-close, warrants holders will be entitled to deal consideration pursuant to the terms of the specific warrant.

NuPathe-Specific Strategy

1.              Why did you sell NuPathe instead of out-licensing ZECUITY?

•                  Management and the Board evaluated multiple options and our board unanimously approved this transaction.

•                  The tender offer documents, to be filed with the SEC, will contain detailed information concerning the terms of the transaction and the details of the strategic process undertaken by the NuPathe board over the last few months and its rationale and reasons for approving the transaction.

2.              Were there multiple bidders for the acquisition?  If multiple bidders, why did you choose Endo?

•                  Management and the Board evaluated multiple options and our board unanimously approved this transaction.

•                  We believe that Endo is very well positioned to maximize the value of ZECUITY given their direct commercial experience selling and marketing triptans as well as patches.  We believe they are committed to ZECUITY.

•                  The tender offer documents, to be filed with the SEC, will contain detailed information concerning the terms of the transaction and the details of the strategic process undertaken by the NuPathe board over the last few months and its rationale and reasons for approving the transaction.

3.              How far did you get with licensing (offer/term sheet/etc.)?

•                  Management and the Board evaluated multiple options and our board unanimously approved this transaction.

•                  The tender offer documents, to be filed with the SEC, will contain detailed information concerning the terms of the transaction and the details of the strategic process undertaken by the NuPathe board over the last few months and its rationale and reasons for approving the transaction.

4.              What activities will NuPathe continue while the acquisition is being completed?

•                  NuPathe is focused on CMC and manufacturing-related activities in an effort designed to ensure adequate ZECUITY supplies are available to meet Endo’s launch forecast.

5.              Given that the product was approved in January, why did it take 11 months for the acquisition to occur?  Did anything change recently?

•                  Since approval, we have worked diligently on various transactions.

6.              Did you attempt to raise capital in order to launch ZECUITY?

•                  We evaluated multiple options to obtain capital.  Ultimately, our board unanimously approved this transaction.

•                  The tender offer documents, to be filed with the SEC, will contain detailed information concerning the terms of the transaction and the details of the strategic process undertaken by the NuPathe board over the last few months and its rationale and reasons for approving the transaction.

7.              What is NuPathe’s back-up plan in case Endo does not complete the acquisition for some reason?

•                  NuPathe’s management and Board expect the transaction to close.

Endo-Specific

1.              How many sales reps will Endo have on ZECUITY?

•                  While we understand that Endo is still in the process of finalizing its commercial strategy for ZECUITY, we believe that Endo expects to support the launch of ZECUITY with its current commercial organization

2.              When will they launch ZECUITY?

•                  While we understand that Endo is still in the process of finalizing its commercial strategy for ZECUITY, we believe that Endo expects to launch ZECUITY in March 2014.

3.              Will Endo retain any of the NuPathe commercial team in order to potentially speed up adoption of ZECUITY?

•                  While we understand that Endo is still in the process of finalizing its commercial strategy for ZECUITY, we believe that Endo expects to support the launch of ZECUITY with its current commercial organization.

•                  Endo will not comment on human resource issues at this time.

4.              How quickly does Endo think they can hit the $100M sales milestone?  $300M milestone?

•                  While we understand that Endo is still in the process of finalizing its commercial strategy for ZECUITY and  Endo generally does not set expectations for individual products, the company believes that there is potential for both sales milestones to be achieved prior to the nine-year anniversary of the launch of ZECUITY; however, as with any product, there are multitude of substantial risks to commercialization and there can be no assurances that the product will be launched, or if launched, that it will generate any meaningful sales.

5.              Does Endo have any marketed/development-stage products that might compete with ZECUITY leading Endo to potentially promote those products over ZECUITY, in order to avoid paying out CVR?

•                  Endo believes that ZECUITY, as the only FDA approved prescription patch for migraine treatment, is unique among the options available for migraine patients.

6.              Does Endo have an estimate for likely peak sales for ZECUITY?

•                  While Endo generally does not set expectations for individual products, the company believes that there is potential for both sales milestones to be achieved prior to the nine-year anniversary of the launch of ZECUITY; however, as with any product, there are multitude of substantial risks to commercialization and there can be no assurances that the product will be launched, or if launched, that it will generate any meaningful sales.

NuPathe Employees

1.              What does today’s announcement mean for me?

•                  The transaction is an important affirmation of our product, and the hard work and dedication of you, our team.

•                  In the near term, today’s announcement should not change anything day-to-day.

•                  We have a phenomenal team at NuPathe that has a lot to offer the combined organization.  We understand that change of this magnitude can be challenging but please be assured that the fair treatment of our employees is very important to us.

•                  Until the transaction closes, NuPathe and Endo will continue to operate as separate companies and it is business as usual for NuPathe employees.

•                  It is important that you continue to concentrate on your daily activities and remain focused on our operations.

•                  To the extent possible, we will keep you informed of key developments as we move forward.

2.              When can we expect to know more about our individual circumstances?

•                  It is too early to know any specifics related to the integration plan.

•                  Throughout the transition process, our team and Endo’s will be working collaboratively to determine management structures and other aspects of the combined company.

•                  To the extent possible, we will keep you informed of key developments as we move forward.

3.              Do you expect any layoffs as a result of this acquisition?

•                  We have a phenomenal team at NuPathe that has a lot to offer the combined organization.

•                  Although there is the potential for staff redundancies, no decisions have been made.

•                  During the transition period, Endo will be focused on gaining a more robust understanding of the NuPathe staff and their key responsibilities in order to develop an appropriate integration and transition strategy.

4.              How do you expect the integration process to work?

•                  As the transaction isn’t anticipated to close until the first quarter of 2014 or as soon as possible thereafter, pending any applicable anti-trust authority clearances, it is too early to know any specifics related to the integration plan.

•                  It is important to remember that today’s news is the first step in the process.

•                  Until the transaction closes, we will continue to operate as two separate companies and it is business as usual at NuPathe.

5.              Will NuPathe maintain its headquarters? What about other offices and facilities?

•                  As the transaction isn’t anticipated to close until the first quarter of 2014 or as soon as possible thereafter, pending any applicable anti-trust authority clearances, it is too early to know any specifics related to the integration plan.

6.              What will happen to my compensation and benefits?

•                  Your compensation and benefits between now and the closing will continue in the ordinary course and consistent with past practice.

•                  Endo has agreed to provide to any employees who remain employed by Endo following the closing compensation and benefits that are substantially comparable, in the aggregate, to our current compensation and benefit programs for one year following the closing.

7.              What will happen to my stock options?

•                  All of your stock options will vest and be cancelled.  Shortly after the closing of the merger, you will receive a cash payment for each share that you could have purchased under the option equal to the difference between $2.85 and the per-share exercise price of the option, less withholding for taxes.  In addition, you will have the right to receive certain contingent cash consideration payments if specified net sales milestones for ZECUITY are achieved over time, if and to the extent such payments, together with the initial $2.85 consideration, exceed the per-share exercise price of your option.  You will not receive Endo shares.

•                  For example, if you hold an option to purchase 1 share with an exercise price of $1.85 per share, you will receive a cash payment equal to $1.00, less applicable withholding taxes, plus one right to receive the contingent cash consideration payments.

8.              What will happen to my RSUs or other equity awards other than my stock options?

•                  All of your outstanding RSUs and other equity awards will vest and be cancelled.  Shortly after the closing of the merger, you will receive a cash payment of $2.85 for each share underlying each RSU or other equity award (other than stock options which are discussed above).  In addition, you will have the right to receive certain contingent cash consideration payments if specified net sales milestones for ZECUITY are achieved over time.

•                  For example, if you hold an RSU that will vest into 1 share, you will receive a cash payment equal to $2.85, less applicable withholding taxes, plus one right to receive the contingent cash consideration payments.

9.              What will happen to my 2013 bonus?

•                  2013 bonuses will be determined in the ordinary course and consistent with past practice.

10.       What will happen to my account balance in the 401(k) Plan?

•                  Upon Endo’s request, our 401(k) plan will be terminated prior to the closing and your account balance will be distributed to you, after which you will have an opportunity to roll over the balance into another plan.  You should discuss the handling of your 401(k) account balance with your tax advisor. If the plan is terminated, Endo will allow any employees who are employed by Endo following the closing to make a rollover contribution of any distributed amounts into Endo’s 401(k) plan.  Any outstanding loans any continuing employee may have under our 401(k) plan may also be transferred to Endo’s 401(k) plan.

11.       What will happen to NuPathe’s employee stock purchase plan?

•                  Our employee stock purchase plan will be terminated prior to the closing, and we will not commence any new purchase periods under the plan.  No shares have been offered or issued under the plan to date.

12.       What will happen to NuPathe’s health and other benefit plans?

•                  It is too early to know the specifics related to our integration plan.

•                  We do know that if Endo replaces our current plans with their own plans, any employees who are employed by Endo following the closing will generally receive credit for their service with NuPathe to the same extent currently recognized by us.

13.       What should I do if someone outside the company contacts me about the transaction?

•                  If you are contacted by the media or other outside parties regarding the transaction, please direct any inquiries to Michael Marino.

14.       Am I free to discuss the transaction via my social media networks?

•                  We ask that you not discuss the transaction via social media, as there are strict rules about what can be said regarding the transaction prior to its completion.

15.       Who can I talk to if I have additional questions or concerns?

•                  We realize that this news may be surprising and that you and your colleagues will no doubt have many questions throughout this process.  Of course, we will keep you informed of key decisions and developments as appropriate, to the extent possible.

•                  Please contact Michael Marino with any additional questions. Also, the management team is available to help answer your questions.

Forward-Looking Statements

This document contains information that includes or is based on “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are based on current expectations of future events. Also, statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may” or similar expressions are forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Endo’s and NuPathe’s expectations and projections. Risks and uncertainties include the degree to which, if any, that the transaction will be accretive to Endo, whether Endo will be able to launch ZECUITY on schedule, whether any of the net sales milestones for ZECUITY will be achieved, the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of certain other regulatory approvals for the transaction, the tender of a majority of the outstanding shares of common stock of NuPathe, and the possibility that the transaction will not be completed; general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. A further list and description of these risks, uncertainties and other factors can be found in Endo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission (SEC) on March 1, 2013, and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, filed with the SEC on November 5, 2013 and NuPathe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 as filed with the SEC on March 27, 2013 and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, filed with the SEC on November 14, 2013, as well as the tender offer documents to be filed by Endo, and the Solicitation/Recommendation Statement to be filed by NuPathe. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.endo.com, www.nupathe.com or on request from Endo or NuPathe. Neither Endo nor NuPathe undertakes to update any forward-looking statements as a result of new information or future events or developments.

About the Tender Offer

THE TENDER OFFER DESCRIBED IN THIS DOCUMENT HAS NOT YET COMMENCED. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NUPATHE.

At the time the offer is commenced, an affiliate of Endo will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and NuPathe will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of NuPathe at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

Additional Information and Where to Find It

In addition to the Solicitation/Recommendation Statement, NuPathe files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by NuPathe at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.

Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. NuPathe’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at www.sec.gov.